UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

A.C. Moore Arts & Crafts, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
00086T103
(CUSIP Number)
Glenhill Advisors, LLC
156 West 56th Street, 17th Floor
New York, NY 10019
Tel. (646) 432-0600

With a copy to:

Louis Gambino, Esq.
Cahill Gambino LLP
60 Railroad Place, Suite 202
Saratoga Springs, NY 12866
(518) 584-1991
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 15, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00086T103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenhill Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,000,000

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No.	00086T103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenn J. Krevlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		5,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,000,000

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No.	00086T103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No.	00086T103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	Source of Funds (See Instructions)

	WC

5	Check if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,900,680

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		1,900,680

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,900,680

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.57%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	00086T103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital Overseas Master Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	Source of Funds (See Instructions)

	WC

5	Check if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,779,208

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		2,779,208

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,779,208

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.07%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

     This Amendment No. 1 amends the Schedule 13D filed June 8, 2009 (the “Schedule 13D”), and is filed by Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Management, LLC, Glenhill Capital LP and Glenhill Capital Overseas Master Fund LP (the “Reporting Persons”), with respect to the common stock, no par value (the “Common Stock”), of A.C. Moore Arts & Crafts, Inc. (the “Company”). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is supplemented as follows:
     On February 15, 2011, Glenhill Capital LP sold an aggregate of 470,000 shares of Common Stock and the total consideration received from such sales, net of any commissions and related fees, is approximately $1,395,355. On February 15, 2011, Glenhill Capital Overseas Master Fund, LP sold an aggregate of 530,000 shares of Common Stock and the total consideration received from such sales, net of any commissions and related fees, is approximately $1,528,242.

Item 5.	Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is supplemented as follows:
     (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference.
     On February 15, 2011, Glenhill Capital LP sold an aggregate of 470,000 shares of Common Stock and Glenhill Capital Overseas Master Fund, LP sold an aggregate of 530,000 shares of Common Stock.
     As of the close of business on February 15, 2011, Glenn J. Krevlin, Glenhill Advisors, LLC and Glenhill Capital Management LLC may be deemed to be the beneficial owners of an aggregate of 5,000,000 shares of Common Stock. Such shares constitute approximately 19.91% of the issued and outstanding shares of the Common Stock (based upon the 25,106,848 shares of the Common Stock stated to be issued and outstanding by the Company in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010).
     As of the close of business on February 15, 2011, Glenhill Capital LP may be deemed to be the beneficial owner of an aggregate of 1,900,680 shares of Common Stock. Such shares constitute approximately 7.57% of the issued and outstanding shares of the Common Stock (based upon the 25,106,848 shares of the Common Stock stated to be issued and outstanding by the Company in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010).
     As of the close of business on February 15, 2011, Glenhill Capital Overseas Master Fund LP may be deemed to be the beneficial owner of an aggregate of 2,779,208 shares of Common Stock. Such shares constitute approximately 11.07% of the issued and outstanding shares of the Common Stock (based upon the 25,106,848 shares of the Common Stock stated to be issued and outstanding by the Company in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010).
     As of the close of business on February 15, 2011, Glenhill Concentrated Long Master Fund, LLC may be deemed to be the beneficial owner of an aggregate of 320,112 shares of Common Stock. Such shares constitute less than 5% of the issued and outstanding shares of the Common Stock (based upon the 25,106,848 shares of the Common Stock stated to be issued and outstanding by the Company in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010).

     (b) Each of Glenn J. Krevlin and Glenhill Advisors has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.
     Each of Glenhill Capital Management, LLC, Glenhill Capital LP, Glenhill Capital Overseas Master Fund LP and Glenhill Concentrated Long Master Fund, LLC has shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above. Such power is shared with Glenhill Advisors, LLC and Glenn J. Krevlin.
     (c) Transactions in the Common Stock by the Reporting Persons effected in the last 60 days are as set forth in the table below. All such trades were made in open market transactions.

	Trade			Average
Entity	Date	Activity	Quantity	Price
Glenhill Capital LP	02/15/11	SELL	(395,922)	$3.0089
Glenhill Capital LP	02/15/11	SELL	(74,078)	$3.0089
Glenhill Capital Overseas Master Fund LP	02/15/11	SELL	(49,007)	$2.9841
Glenhill Capital Overseas Master Fund LP	02/15/11	SELL	(111,092)	$2.8855
Glenhill Capital Overseas Master Fund LP	02/15/11	SELL	(21,195)	$3.0089
Glenhill Capital Overseas Master Fund LP	02/15/11	SELL	(88,165)	$2.9096
Glenhill Capital Overseas Master Fund LP	02/15/11	SELL	(70,000)	$2.9000
Glenhill Capital Overseas Master Fund LP	02/15/11	SELL	(50,000)	$2.8600
Glenhill Capital Overseas Master Fund LP	02/15/11	SELL	(38,793)	$2.9841
Glenhill Capital Overseas Master Fund LP	02/15/11	SELL	(12,982)	$3.0000
Glenhill Capital Overseas Master Fund LP	02/15/11	SELL	(54,716)	$2.8815
Glenhill Capital Overseas Master Fund LP	02/15/11	SELL	(34,050)	$2.8981

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is supplemented as follows:
     On April 11, 2008, Glenhill Capital, LP entered into a total return equity swap agreement with a securities broker at a strike price of $6.79 under which Glenhill Capital, LP will be obligated to pay the securities broker an amount equal to the decrease in the market value of 563,900 shares of Common Stock on the expiration date, which is July 11, 2011, or the securities broker will be obligated to pay Glenhill Capital, LP an amount equal to the increase in the market value of such shares at such expiration date. Glenhill Capital, LP will also pay to the securities broker interest on the total market value of the underlying shares of Common Stock. Swaps are not counted for purposes of determining beneficial ownership. Such contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATE: February 17, 2011
GLENHILL ADVISORS, LLC
	By:	/s/ GLENN J. KREVLIN
		Name:	Glenn J. Krevlin
		Title:	Managing Member

/s/ GLENN J. KREVLIN
	Name:	Glenn J. Krevlin

GLENHILL CAPITAL MANAGEMENT, LLC
	By:	GLENHILL ADVISORS, LLC
Managing Member

	By:	/s/ GLENN J. KREVLIN
		Name:	Glenn J. Krevlin
		Title:	Managing Member

GLENHILL CAPITAL LP
	By:	GLENHILL CAPITAL MANAGEMENT, LLC
General Partner

	By:	GLENHILL ADVISORS, LLC
Managing Member

	By:	/s/ GLENN J. KREVLIN
		Name:	Glenn J. Krevlin
		Title:	Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND LP
	By:	GLENHILL CAPITAL OVERSEAS GP, LTD
General Partner

	By:	GLENHILL CAPITAL MANAGEMENT, LLC
Sole Shareholder

	By:	GLENHILL ADVISORS, LLC
Managing Member

	By:	/s/ GLENN J. KREVLIN
		Name:	Glenn J. Krevlin
		Title:	Managing Member